Proficient Alpha Acquisition Corp.

40 Wall St., 29th floor

New York City, NY 10005

April 26, 2019

Pamela A. Long

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: PROFICIENT ALPHA ACQUISITION CORP

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 5, 2019

CIK No. 0001764711

Dear Ms. Long:

Proficient Alpha Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 16, 2019 regarding our Registration Statement on Form S-1 previously submitted on April 5, 2019.

For your convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Effecting a Business Combination, page 3

1.	We note the revisions you made in response to comment two of our letter dated March 12, 2019. Please be aware that we may object to limitations on shareholder reliance on a fairness opinion that you discuss in a proxy or information statement or tender offer documents in connection with a business combination transaction. Please see our Compliance and Disclosure Interpretations regarding Regulation M-A and Related Rules.

In response to the Staff’s comment, we have revised our disclosure on pages 4, 28, 52, 54 and 67 as requested.

Exclusive Forum Selection, page 71

2.	We note your disclosures that the exclusive forum provision will not apply to suits brought to enforce duties or liabilities created by the Securities Act or the Exchange Act. As requested in comment five of our letter dated March 12, 2019, please also ensure that the exclusive forum provision, as it appears in your amended and restated articles of incorporation, states this clearly as well.

We note the Staff’s comment and will include such provisions as requested in our amended and restated articles of association, a copy of which has been filed as Exhibit 3.2 to our Registration Statement on Form S-1.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Benjamin Reichel, Esq. at breichel@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Kin Sze
Kin Sze Co-Chief Executive Officer

cc:	Benjamin Reichel, Esq. Ellenoff Grossman & Schole LLP